Free Writing Prospectus

Registration No. 333-269915

November 7, 2023

Textron Inc.

$350,000,000 6.100% Notes due 2033

Pricing Term Sheet

Issuer:	Textron Inc.
Security:	6.100% Notes due 2033
Size:	$350,000,000
Maturity Date:	November 15, 2033
Coupon:	6.100%
Interest Payment Dates:	November 15 and May 15 commencing May 15, 2024
Price to Public:	99.821%
Benchmark Treasury:	UST 3.875% due August 15, 2033
Benchmark Treasury Price and Yield:	94-22; 4.554%
Spread to Benchmark Treasury:	+157 bps
Yield to Maturity:	6.124%
Make-Whole Call:	T+25 bps (prior to August 15, 2033)
Par Call:	On or after August 15, 2033
Expected Settlement Date:	November 9, 2023 (T+2)
CUSIP / ISIN:	883203 CD1 / US883203CD15
Expected Ratings (Moody’s/S&P):*	Baa2 (stable) / BBB (stable)
Joint Book-Running Managers:	J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
MUFG Securities Americas Inc.
SMBC Nikko Securities America, Inc.
Senior Co-Managers:	Wells Fargo Securities, LLC
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.
Co-Managers:	BNY Mellon Capital Markets, LLC
Loop Capital Markets LLC
Siebert Williams Shank & Co., LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533 or Goldman Sachs & Co. LLC at 1-866-471-2526 (toll-free).